Exhibit 99.1

QUARTERLY RESULTS

GERDAU S.A.

1Q22

GERDAU

Shape the future

São Paulo, May 5, 2022 – Gerdau S.A. (B3: GGBR / NYSE: GGB) announces its results for the first quarter of 2022. The consolidated financial statements of the Company are presented in Brazilian real (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except where stated otherwise.

GERDAU’S PERFORMANCE IN 1Q22

Operating Results

CONSOLIDATED	1Q22	4Q21	∆	1Q21	∆

Volumes (1,000 tonnes)
Production of crude steel	3,406	3,279	4%	3,151	8%
Shipments of steel	3,055	3,165	-3%	3,087	-1%
Results (R$ million)
Net Sales	20,330	21,555	-6%	16,343	24%
Cost of Goods Sold	(15,149)	(16,368)	-7%	(12,546)	21%
Gross profit	5,181	5,187	0%	3,797	36%
Gross margin (%)	25.5%	24.1%	1.4p.p	23.2%	2.3p.p
SG&A	(494)	(633)	-22%	(469)	5%
Selling expenses	(168)	(204)	-18%	(155)	8%
General and administrative expenses	(326)	(428)	-24%	(314)	4%
%SG&A/Net Sales	2.4%	2.9%	-0.5p.p	2.9%	-0.4p.p
Adjusted EBITDA[1]	5,827	5,983	-3%	4,317	35%
Adjusted EBITDA Margin	28.7%	27.8%	0.9p.p	26.4%	2.2p.p

1 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

Production & Shipments

In 1Q22, crude steel production increased in relation to 4Q21 and 1Q21. Gerdau’s production capacity utilization rate of 75% in the quarter reflects the seasonally weaker period, especially in the domestic market of the Brazil BD. The volume sold in Gerdau’s main business operations had a slight decrease compared to 4Q21 and was in line with 1Q21.

Net Sales

Net sales decreased in 1Q21 in relation to 4Q21, reflecting of the reduction in the volume sold, the lower prices practiced in Brazil and the local currency appreciation, which reduced sales in foreign currency translated into Brazilian real. In relation to 1Q21, net sales posted robust growth, due to the better prices practiced.

Cost of Goods Sold

Cost of goods sold decreased in 1Q22 compared to 4Q21, reflecting the lower shipments, despite the 57% increase in coal costs. Compared to 1Q21, cost of goods sold increased, reflecting the main raw materials used by the Company: metallurgical coal (+150%), iron ore (+19%) and scrap consumed (+12%).

Gross Profit

Gross profit in 1Q22 was in line with 4Q21 and increased in relation to 1Q21. Gross margin improved compared to both 4Q21 and 1Q21, with this result driven mainly by the performance of the construction industry in North America and the results of the Special Steel BD. In relation to 1Q21, gross profit registered robust growth, driven mainly by the North America BD, reflecting the better metals spread in the United States.

Selling, General & Administrative Expenses

Selling, general and administrative expenses as a ratio of net sales decreased to 2.4% in 1Q22, compared to 2.9% in 4Q21 and 1Q21.

EBITDA & EBITDA Margin

Breakdown of Consolidated EBITDA (R$ million)	1Q22	4Q21	∆	1Q21	∆

Net income	2,940	3,560	-17%	2,471	19%
Net financial result	503	615	-18%	271	86%
Provision for income and social contribution taxes	1,570	338	364%	817	92%
Depreciation and amortization	659	707	-7%	649	2%
EBITDA - Instruction CVM ¹	5,672	5,220	9%	4,207	35%
Equity in earnings of unconsolidated companies	(309)	94	-	(149)	107%
Proportional EBITDA of associated companies and jointly controlled entities	464	308	51%	256	82%
Losses due to non-recoverability of financial assets	(1)	(7)	-90%	5	-
Non recurring items	-	367	-	-	-
Mexico corporate reorganization	-	163	-	-	-
Special bonus to operators	-	204	-	-	-
Adjusted EBITDA²	5,827	5,983	-3%	4,317	35%
Adjusted EBITDA Margin	28.7%	27.8%	0.9p.p	26.4%	2.2p.p

CONCILIATION OF CONSOLIDATED EBITDA (R$ million)	1Q22	4Q21	∆	1Q21	∆

EBITDA - Instruction CVM ¹	5,672	5,220	9%	4,207	35%
Depreciation and amortization	(659)	(707)	-7%	(649)	2%
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES³	5,014	4,514	11%	3,558	41%

1 – Non-accounting measure calculated in accordance with CVM Instruction 527.

2 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

3 - Accounting measure reported in the consolidated Income Statement.

The Company’s adjusted EBITDA and adjusted EBITDA margin in 1Q22 set all-time highs for a first quarter, with this performance reflecting the current scenario for demand and prices in the steel industry, especially in North America, combined with the teams’ capacity to seize opportunities in the market.

EBITDA (R$ million) & EBITDA Margin (%)

Financial Result & Net Income

CONSOLIDATED (R$ million)	1Q22	4Q21	∆	1Q21	∆

Income before financial income expenses and taxes¹	5,014	4,514	11%	3,558	41%
Financial Result	(503)	(615)	-18%	(271)	86%
Financial income	89	87	2%	56	59%
Financial expenses	(361)	(421)	-14%	(314)	15%
Exchange variation, net (including net investment hedge)	(122)	43	-	34	-
Exchange variation (other currencies)	(120)	(57)	111%	(46)	161%
Bond repurchase expenses	-	(265)	-	-	-
Gains (losses) on financial instruments, net	11	(2)	-	(1)	-
Income before taxes¹	4,510	3,898	16%	3,287	37%
Income and social contribution taxes	(1,570)	(338)	364%	(817)	92%
Exchange variation including net investment hedge	(346)	5	-	7	-
Other lines	(1,224)	(1,057)	16%	(824)	49%
Non recurring items	-	713	-	-	-
Consolidated Net Income ¹	2,940	3,560	-17%	2,471	19%
Non recurring items	-	(81)	-	-	-
Mexico corporate reorganization	-	163	-	-	-
Special bonus to operators	-	204	-	-	-
Bond repurchase expenses	-	265	-	-	-
Income tax and social contribution on extraordinary items	-	(713)	-	-	-
Consolidated Adjusted Net Income²	2,940	3,479	-16%	2,471	19%

1 - Accounting measure disclosed in the consolidated Income Statement.

2 - Non-accounting measure calculated by the Company to show net profit adjusted by non-recurring events that influenced the result.

The financial expense decreased in 1Q22 compared to 4Q21, influenced by the lower debt balance resulting from the bond repurchase operation carried out in 4Q21 to reduce the Company’s exposure to foreign-denominated liabilities. Compared to 1Q21, the change in the financial result was affected by exchange variation, which includes a portion of net investment hedge and other currencies.

Adjusted net income in 1Q22 also set a new record for the Company for a first quarter, supported by EBITDA growth achieved in the period.

Interest on Equity

On May 4, 2022, the Board of Directors of Gerdau S.A. approved the distribution of share-based payments in the form of interest on equity in the amount of R$ 973.5 million (R$ 0.57 per share), to be paid based on the results for the first quarter of 2022, as stipulated in the Bylaws.

Record date: shareholding position on May 16, 2022.

Ex-dividend date:  May 17, 2022.

Payment date: May 25, 2022.

Management reaffirms its understanding that the best way to increase absolute dividends is through strong cash generation, which it has been delivering, enabling it to maintain its policy of distributing at least 30% of adjusted net income. This flexibility, including in the frequency of distribution, enables the Company to deliver value in different scenarios.

Working Capital & Cash Conversion Cycle

The cash conversion cycle (working capital divided by daily net sales in the quarter), influenced by natural variations in demand and seasonality, increasing from 60 days in December 2021 to 66 days in March 2022.

Working Capital (R$ million) & Cash Conversion Cycle (days)

Financial Liabilities

DEBT BREAKDOWN	1Q22	4Q21	1Q21
(R$ Million)
Short Term	2,084	1,767	452
Long Term	10,683	12,273	17,313
Gross Debt	12,767	14,040	17,766
Cash, cash equivalents and short-term investments	7,591	6,787	7,003
Net Debt	5,176	7,253	10,763

On March 31, 2022, 16% of gross debt was due in the short term while 84% was concentrated in the long term, with the exposure of total gross debt denominated in U.S. dollar at 70%, in Brazilian real at 27% and in other currencies at 2%.

On March 31, 2022, 66% of cash was denominated in U.S. dollar. The evolution in key debt indicators is shown below:

Indicators	1Q22	4Q21	1Q21
Gross debt/Total capitalization¹	23%	25%	34%
Net debt²(R$)/EBITDA³(R$)	0,20x	0,30x	0,96x

1 - Total capitalization = shareholders' equity + gross debt – interest on debt.

2 – Net debt = gross debt – interest on debt – cash, cash equivalents and financial investments.

3 – Adjusted EBITDA in the last 12 months.

The reduction in the net debt/EBITDA ratio, from 0.30x on December 31, 2021 to 0.20x on March 31, 2022, is explained by the Company’s robust EBITDA generation, the impact of exchange variation on debt and the deleveraging actions in 1Q22.

Debt (R$ billion) & Leverage Ratio

At the end of March 2022, the weighted average nominal cost of gross debt was 7.21%, with 12.39% for the portion denominated in BRL, 5.85% plus foreign-exchange variation for the portion denominated in USD contracted by companies in Brazil and 4.23% for the portion contracted by subsidiaries abroad. On March 31, 2022, the average gross debt term was 7.7 years, with the debt maturity schedule well balanced and well distributed over the coming years.

Gross Debt Maturity Schedule (R$ billion)

Investments

Capital expenditures amounted to R$ 593 million in 1Q22, with R$ 437 million allocated to Maintenance, Technological Expansion and Updating and R$ 156 million to improvements in environmental practices. Of the amount invested in the quarter, 56% was allocated to the Brazil BD, 24% to the North America BD, 14% to the Special Steel BD and 6% to the South America BD.

Maintenance projects are associated with the concept of reinvestment of depreciation over the years to ensure the good functioning of plants.

Meanwhile, Expansion and Technological Updating investments include expanding forestry assets, updating and improving environmental controls and technological improvements that increase energy efficiency and reduce greenhouse gas emissions.

Gerdau S.A. has been demonstrating its capacity to adapt to changing scenarios, and the expenditures in its investment plan will be directly related to the pace of demand in our markets, as well as based on criteria involving the return on capital invested and the consequent cash generation.

Free Cash Flow

Free cash flow in 1Q22 was positive R$ 3.0 billion, which marks the eighth straight quarter in which the Company has delivered positive free cash flow. The result reflects the significant contribution from EBITDA, the disciplined allocation of capital to investments and working capital. As a result and combined with the gradual reduction in debt, 52% of EBITDA in the quarter was converted into free cash flow.

Free Cash Flow (R$ million)

Free Cash Flow, Quarterly (R$ million)

ESG Factors

Gerdau concluded the renovation of the first house selected by the “Reforma que Transforma” program, a social project that executes urgently needed renovations of homes. The renovation was made to the home of a Gerdau employee in Barão de Cocais, Minas Gerais, which had been affected by the heavy rains and flooding in the state at the start of this year. Through this project, we reaffirm our commitment to being part of the solution to the challenges of our stakeholders and of society in general.

The Company remains dedicated to building the future through initiatives to attract talent, such as G.Future, our trainee program. In its 2022 edition, we achieved a record number of over 40,000 applicants, 200 of whom were hired as trainee.

Through the “Inspire Gerdau” program, the Company recognized for the first time 18 partners from its supply chain for their progress in diversifying their demographic profile, which included increasing the percentage of women, Blacks and persons with disabilities in their workforce, as well as the adoption of good practices on these fronts. Created in late 2020, the “Inspire Gerdau” program works to mobilize and encourage suppliers in Gerdau’s chain to incorporate best practices in diversity and inclusion. At the start of 2022, the number of suppliers adhering to the program requirements reached 203. Gerdau’s goal is to continue working to be an increasingly inclusive and diverse steel producer and to engage its entire ecosystem.

PERFORMANCE BY BUSINESS DIVISION (BD)

The information in this report is divided into four Business Divisions (BD) in accordance with Gerdau’s corporate governance, as follows:

•	Brazil BD (Brazil Business Division) – includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;

•	North America BD (North America Business Division) – includes all operations in North America (Canada and United States), except special steel, as well as the jointly controlled company in Mexico;

•	South America BD (South America Business Division) – includes all operations in South America (Argentina, Peru and Uruguay), except the operations in Brazil, and the jointly controlled companies in the Dominican Republic and Colombia;

•	Special Steel BD (Special Steel Business Division) – includes the special steel operations in Brazil and the United States, as well as the jointly controlled company in Brazil.

NET SALES

EBITDA & EBITDA MARGIN

BRAZIL BD

BRAZIL BD	1Q22	4Q21	∆	1Q21	∆

Volumes (1,000 tonnes)
Production of crude steel	1,527	1,458	5%	1,292	18%
Shipments of steel	1,384	1,448	-4%	1,285	8%
Domestic Market	1,085	1,084	0%	1,236	-12%
Exports	299	364	-18%	49	512%
Shipments of long steel	953	999	-5%	888	7%
Domestic Market	665	686	-3%	848	-22%
Exports	288	314	-8%	41	612%
Shipments of flat steel	431	449	-4%	396	9%
Domestic Market	420	399	5%	388	8%
Exports	11	50	-79%	8	27%
Results (R$ million)
Net Sales¹	8,022	8,874	-10%	6,883	17%
Domestic Market	6,862	7,364	-7%	6,691	3%
Exports	1,160	1,510	-23%	192	503%
Cost of Goods Sold	(6,226)	(6,347)	-2%	(4,486)	39%
Gross profit	1,795	2,528	-29%	2,397	-25%
Gross margin (%)	22.4%	28.5%	-6.1p.p	34.8%	-12.4p.p
Adjusted EBITDA²	1,951	2,796	-30%	2,537	-23%
Adjusted EBITDA Margin (%)	24.3%	31.5%	-7.2p.p	36.9%	-12.5p.p

1 – Includes iron ore sales.

2 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

Production & Shipments

Crude steel production at the Brazil BD increased in 1Q22 when compared to the 4Q21 and 1Q21. Shipments in the quarter decreased in relation to 4Q21 and increased in relation to 1Q21. This quarter, the Company directed 22% of its shipments to export markets, compared to 25% in 4Q21.

The first quarter presented a continuation of the trend in the fourth quarter, when domestics sales usually stabilize at high levels. Demand from the construction, machinery and equipment, agriculture, energy and infrastructure sectors remained at healthy levels, despite the scenario of higher interest rates and international conflicts.

The outlook for 2022 in the distribution sectors and retail segments calls for higher sales and lower shipments and for the homebuilding sector to stabilize the number of launches and steel sales volume.

In the infrastructure sector, the expectations are for an active calendar of highway projects and auctions and for investments by the federal government in the “Pró-Trilhos” program. The wind power and oil and gas sectors remain strong, with expectations of large investments. For the yellow line, machinery and equipment and agriculture sectors, sales remain strong, especially given the increased competitiveness in the export market.

In 1Q22, 544,000 tonnes of iron ore were sold to third parties and 305,000 tonnes were consumed internally.

Operating Result

Net revenue in 1Q22 decreased compared to 4Q21 due to the decrease in R$/t, lower net revenue per ton sold and lower export volumes with an increase in the sale of semi-finished products. Shipments in the domestic market remained stable.

Compared to 1Q21, net sales increased, explained by market conditions in the period and higher exports with positive exchange variation.

Cost of goods sold was stable in 1Q22 compared to 4Q21. Compared to 1Q21, cost of goods sold increased, due to the higher costs of raw materials: metallurgical coal (+150%) and iron ore (+19%).

Gross profit decreased in 1Q22 compared to 4Q21 and 1Q21.

In 1Q22, the EBITDA of the Brazil BD decreased in relation to 4Q21 and 1Q21, reflecting the challenges presented in the quarter.

EBITDA (R$ million) & EBITDA Margin (%)

NORTH AMERICA BD

NORTH AMERICA BD	1Q22	4Q21	∆	1Q21	∆

Volumes (1,000 tonnes)
Production of crude steel	1,214	1,249	-3%	1,251	-3%
Shipments of steel	1,094	1,054	4%	1,123	-3%
Results (R$ million)
Net Sales	8,222	7,893	4%	5,888	40%
Cost of Goods Sold	(5,856)	(6,058)	-3%	(5,152)	14%
Gross profit	2,366	1,835	29%	735	222%
Gross margin (%)	28.8%	23.2%	5.5p.p	12.5%	16.3p.p
EBITDA[1]	2,711	2,162	25%	843	222%
EBITDA margin (%)	33.0%	27.4%	5.6p.p	14.3%	18.7p.p

1.	Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

Production & Shipments

Steel production registered a slight reduction in 1Q22 compared to 4Q21 and 1Q21. Note that the North America BD currently is operating near its full capacity, with the rolling mills running at over 90% capacity.

Shipments increased in relation to 4Q21, driven by strong demand from the non-residential construction and industrial sectors. Compared to 1Q21, shipments slightly decreased.

The outlook for 2022 calls for solid demand from the construction and distribution sectors. In the infrastructure sector, the U.S. government is requiring all public construction projects to use locally produced steel to support domestic producers.

Operating Result

Net sales in 1Q22 surpassed 4Q21 and 1Q21 and set a new record, supported by the better metals spread and the higher net sales per tonne sold in the comparison periods.

Cost of goods sold decreased in 1Q22 in relation to 4Q21, due to the effects of the fall in the average scrap purchase costs, mainly due to the variation local currency.

Gross profit and gross margin in 1Q22 were higher than in 4Q21 and 1Q21.

EBITDA and EBITDA margin set all-time highs, explained by stronger demand in the North American market, the change in the portfolio mix of products offered, and the investments made over the last few years.

EBITDA (R$ million) & EBITDA Margin (%)

SPECIAL STEEL BD

SPECIAL STEEL BD	1Q22	4Q21	∆	1Q21	∆

Volumes (1,000 tonnes)
Production of crude steel	494	427	16%	445	11%
Shipments of steel	418	404	4%	425	-2%
Results (R$ million)
Net Sales	3,219	3,029	6%	2,430	32%
Cost of Goods Sold	(2,601)	(2,634)	-1%	(2,145)	21%
Gross profit	618	395	56%	285	116%
Gross margin (%)	19.2%	13.0%	6.1p.p	11.7%	7.4p.p
EBITDA[1]	692	540	28%	409	69%
EBITDA margin (%)	21.5%	17.8%	3.7p.p	16.8%	4.7p.p

1 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

Production & Shipments

Steel production increased in 1Q22 in relation to 4Q21 and 1Q21, while shipments increased in relation to 4Q21 and declined slightly compared to 1Q21. Light vehicle sales continued to be affected by the supply of semiconductors, which are used in all electronic components installed in vehicles. The good performances of the heavy vehicle sector in Brazil and the oil and gas industry in the United States offset the effects caused by the semiconductor shortage on the light vehicle sector.

The outlook for 2022 is for higher growth that in last two years in Gerdau’s main markets, that are heavy vehicles, distribution and oil and gas, as well as for gradual improvement in the supply of semiconductors for light vehicles, a gradual cooling off is expected throughout the year.

Operating Result

Net sales increased in 1Q22 in relation to 4Q21 and 1Q21, mainly due to the higher prices observed in both comparison periods.

Gross profit and gross margin increased in 1Q22 compared to 4Q21 and 1Q21, due to net revenue per ton with variation having presented a variation higher than the cost per ton sold in the comparison periods.

EBITDA in 1Q22 set an all-time high for a first quarter, driven by current profitability, despite the cost inflation and semiconductor shortage.x’

EBITDA (R$ million) & EBITDA Margin (%)

SOUTH AMERICA BD

SOUTH AMERICA BD	1Q22	4Q21	∆	1Q21	∆

Volumes (1,000 tonnes)
Production of crude steel	172	145	19%	163	5%
Shipments of steel	332	372	-11%	296	12%
Results (R$ million)
Net Sales	1,753	2,240	-22%	1,449	21%
Cost of Goods Sold	(1,405)	(1,831)	-23%	(1,062)	32%
Gross profit	348	409	-15%	387	-10%
Gross margin (%)	19.9%	18.3%	1.6p.p	26.7%	-6.8p.p
EBITDA[1]	483	521	-7%	550	-12%
EBITDA margin (%)	27.5%	23.3%	4.3p.p	38.0%	-10.4p.p

1 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

Production & Shipments

Steel production increased in 1Q22 in relation to 4Q21 and 1Q21, while shipments decreased compared to 4Q21, reflecting ongoing effects from the prior quarter’s seasonality, and increased in relation to 1Q21. Demand from the construction sector remained strong and with good prospects, especially in Argentina and Uruguay.

Operating Result

Net sales decreased in 1Q22 compared to 4Q21, explained by lower shipments and lower prices. In relation to 1Q21, net sales increased, accompanying the higher volumes shipped in the comparison periods.

Cost of goods sold decreased in 1Q22 compared to 4Q21, accompanying the lower shipments in the period. In relation to 1Q21, cost of goods sold increased, due to the higher raw material prices, especially the increase of over 30% in the cost of scrap consumed.

Gross profit decreased in 1Q22 compared to both 4Q21 and 1Q21, due to the same factors that influenced sales and cost per tonne sold.

In 1Q22, EBITDA decreased in relation to 4Q21 and 1Q21, reflecting the lower gross profit.

EBITDA (R$ million) & EBITDA Margin (%)

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
In thousands of Brazilian reais (R$)

	March 31, 2022	December 31, 2021
CURRENT ASSETS
Cash and cash equivalents	4,895,161	4,160,654
Short-term investments	2,695,636	2,626,212
Trade accounts receivable	6,756,022	5,414,075
Inventories	16,317,038	16,861,488
Tax credits	1,993,141	2,083,885
Income and social contribution taxes recoverable	606,288	804,053
Dividends receivable	7,671	7,671
Fair value of derivatives	12,873	3,246
Other current assets	635,390	679,193
	33,919,220	32,640,477

NON-CURRENT ASSETS
Tax credits	126,661	124,600
Deferred income taxes	2,265,425	2,929,308
Related parties	-	2,678
Judicial deposits	1,693,228	1,659,379
Other non-current assets	504,135	571,637
Prepaid pension cost	4,942	4,942
Investments in associates and joint ventures	3,330,222	3,340,775
Goodwill	10,609,159	12,427,527
Leasing	857,025	861,744
Other Intangibles	449,436	509,760
Property, plant and equipment, net	17,779,976	18,741,786
	37,620,209	41,174,136

TOTAL ASSETS	71,539,429	73,814,613

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
In thousands of Brazilian reais (R$)

	March 31, 2022	December 31, 2021
CURRENT LIABILITIES
Trade accounts payable	8,069,238	8,017,140
Short-term debt	476,151	234,537
Debentures	1,608,041	1,531,956
Taxes payable	1,060,667	548,173
Income and social contribution taxes payable	707,393	863,136
Payroll and related liabilities	579,974	1,199,143
Leasing payable	266,723	275,086
Employee benefits	-	39
Environmental liabilities	239,662	231,711
Fair value of derivatives	2,338	-
Obligations with FIDC	45,881	45,497
Other current liabilities	889,611	1,090,396
	13,945,679	14,036,814

NON-CURRENT LIABILITIES
Long-term debt	9,285,275	10,875,249
Debentures	1,398,140	1,397,951
Related parties	21,231	24,648
Deferred income taxes	87,909	98,975
Provision for tax, civil and labor liabilities	1,747,107	1,741,026
Environmental liabilities	279,690	343,998
Employee benefits	1,192,983	1,415,151
Leasing payable	650,407	643,279
Other non-current liabilities	394,757	421,873
	15,057,499	16,962,150

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(133,169)	(152,409)
Capital reserves	11,597	11,597
Retained earnings	20,443,675	17,838,494
Transactions with non-controlling interests without change of control	(2,870,825)	(2,870,825)
Other reserves	5,627,905	8,528,244
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	42,328,364	42,604,282

NON-CONTROLLING INTERESTS	207,887	211,367

EQUITY	42,536,251	42,815,649

TOTAL LIABILITIES AND EQUITY	71,539,429	73,814,613

GERDAU S.A.
CONSOLIDATED STATEMENTS OF INCOME
In thousands of Brazilian reais (R$)
	For the three-month period ended
	March 31, 2022	March 31, 2021	December 31, 2021

NET SALES	20,330,491	16,342,984	21,554,924

Cost of sales	(15,149,489)	(12,546,075)	(16,367,809)

GROSS PROFIT	5,181,002	3,796,909	5,187,115

Selling expenses	(167,891)	(155,393)	(204,234)
General and administrative expenses	(326,416)	(314,095)	(428,383)
Other operating income	36,609	162,856	268,007
Other operating expenses	(18,970)	(76,313)	(58,573)
Results in operations with subsidiary and joint ventures	-	-	(162,913)
Impairment of financial assets	625	(5,036)	6,556
Equity in earnings of unconsolidated companies	308,568	148,959	(93,899)

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	5,013,527	3,557,887	4,513,676

Financial income	88,799	55,908	86,904
Financial expenses	(361,434)	(313,596)	(421,481)
Bonds repurchases	-	-	(264,687)
Exchange variations, net	(241,789)	(11,869)	(14,299)
Gains on financial instruments, net	11,030	(1,159)	(1,634)

INCOME BEFORE TAXES	4,510,133	3,287,171	3,898,479

Current	(891,056)	(743,816)	(806,799)
Deferred	(678,692)	(72,819)	468,304
Income and social contribution taxes	(1,569,748)	(816,635)	(338,495)

NET INCOME	2,940,385	2,470,536	3,559,984

(-) Results in operations with subsidiary and joint ventures	-	-	162,913
(+) Special bonus to production team	-	-	204,386
(+) Bonds repurchases	-	-	264,687
(+) Income tax of extraordinary items	-	-	(713,360)
(=) Total of extraordinary items	-	-	(81,374)

ADJUSTED NET INCOME*	2,940,385	2,470,536	3,478,610

* Adjusted net profit is a non-accounting measure calculated by the Company, reconciled with the financial statements and consists of net income (loss) adjusted by non-recurring events that influenced profit or loss, without cash effect.

GERDAU S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of Brazilian reais (R$)

	For the three-month period ended
	March 31, 2022	March 31, 2021

Cash flows from operating activities
Net income for the period	2,940,385	2,470,536
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	658,811	648,831
Equity in earnings of unconsolidated companies	(308,568)	(148,959)
Exchange variation, net	241,789	11,869
Gains and losses on derivative financial instruments, net	(11,030)	1,159
Post-employment benefits	70,450	66,877
Long-term incentive plans	17,675	11,219
Income tax	1,569,748	816,635
Gains on disposal of property, plant and equipment	(4,358)	(339)
Impairment of financial assets	(625)	5,036
Provision of tax, civil, labor and environmental liabilities, net	8,129	35,136
Interest income on short-term investments	(58,407)	(36,453)
Interest expense on debt and debentures	246,053	214,230
Interest on loans with related parties	-	(1,497)
Provision (Reversal) for net realizable value adjustment in inventory, net	1,994	(5,293)
	5,372,046	4,088,987
Changes in assets and liabilities
Increase in trade accounts receivable	(1,901,646)	(1,174,561)
Increase in inventories	(810,492)	(2,356,978)
Increase in trade accounts payable	856,369	962,104
(Increase) Decrease in other receivables	(33,849)	4,471
Decrease in other payables	(701,973)	(51,269)
Dividends from associates and joint ventures	2,683	4,068
Purchases of short-term investments	(1,047,478)	(557,664)
Proceeds from maturities and sales of short-term investments	1,016,895	873,312
Cash provided by operating activities	2,752,555	1,792,470

Interest paid on loans and financing	(104,637)	(104,680)
Interest paid on lease liabilities	(19,131)	(16,151)
Income and social contribution taxes paid	(308,556)	(102,891)
Net cash provided by operating activities	2,320,231	1,568,748

Cash flows from investing activities
Purchases of property, plant and equipment	(592,857)	(435,129)
Proceeds from sales of property, plant and equipment, investments and other intangibles	13,267	663
Additions in other intangibles	(36,214)	(37,105)
Adiantamento para futuro investimento em participação societária
em entidade contabilizada pelo método de equvalência patrimonial	-
Aplicações financeiras de títulos disponíveis para venda
Resgate de aplicações financeiras de títulos disponíveis para venda
Caixa baixado por venda empresa controlada	-
Pagamento na aquisição de controle de empresa
Capital increase in joint ventures	-
Net cash used in investing activities	(615,804)	(471,571)

Cash flows from financing activities
Aumento de capital	-	-
Decrease of controlling capital	-	-
Adiantamento para investimento em participação societária em subsidiária	-	-
Purchases of Treasury stocks
Caixa recebido no período de opções de ações	-	-
Dividends and interest on capital paid	(340,583)	(441,188)
Pagamentos de custos de empréstimos e financiamentos
Proceeds from loans and financing	295,154	145,350
Repayment of loans and financing	(196,664)	(1,229,008)
Leasing payment	(71,687)	(66,302)
Intercompany loans, net	(738)	1,111
Pagamentos na aquisição de participação adicional em controladas	-	-
Pagamento de opção de ações	-	-
Net cash used by financing activities	(314,518)	(1,590,037)

Exchange variation on cash and cash equivalents	(655,402)	117,528

Increase (Decrease) in cash and cash equivalents	734,507	(375,332)
Cash and cash equivalents at beginning of period	4,160,654	4,617,204
Cash and cash equivalents at end of period	4,895,161	4,241,872